Mail Stop 3561

September 20, 2006

Mr. Christopher J. Thomas, Chief Financial Officer
DryShips, Inc.
80 Kifissias Avenue
Amaroussion, Greece 15125

> **Re:** **DryShips, Inc.**
> **Form 20-F/A for the year ended December 31, 2005**
> **Filed May 11, 2006**
> **File No. 000-51141**

Dear Mr. Thomas:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 20-F/A for the year ended December 31, 2005

Operating and Financial Review and Prospects
Factors Affecting our Results of Operations

1.   We note the disclosure of the key performance indicators calendar days, voyage
        days, fleet utilization, and spot charter rates. Please revise future filings to expand
        your disclosures to provide a quantitative analysis of how the company is
        performing against these measures and include details on the scales used to
        determine the company's performance using these measures. Furthermore, please
        include information about the quality of and potential variability of, the
        Company's earnings and cash flows, so that investors can ascertain the likelihood
        that past performance is indicative of future performance. Refer to SEC Release
        No. 33-8350.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Significant Accounting Policies
(e) Foreign Currency Translation

2.   We note your disclosure that gains and losses resulting from the translation of
        assets and liabilities at the balance sheet date are recorded in general and
        administrative expenses. Please provide further details on the nature of these
        translation gains and losses, as it appears as though these amounts should be
        recorded as a component of accumulated other comprehensive income. As part of
        your response, please clarify whether these amounts are translation adjustments or
        transaction gains and losses. Refer to SFAS 52, paragraphs 13 through 15.

(i) Insurance Claims

3.   Please explain why you believe it is appropriate to reflect a receivable in your
        financial statements for insurance claim recoveries. As part of your response,
        please explain why you do not believe this amount represents a gain contingency
        pursuant to paragraph 17 of SFAS No.5 which should not be recognized in your
        financial statements until realized. Please explain in detail why you believe the
        collection of this claim is probable and tell us the amount of such receivables.
        Also, explain how the amount recognized for this claim was classified in your
        statement of operations. We may have further comment upon receipt of your
        response.

(p) Accounting for Revenue and Related Expenses

4.   We note the disclosure indicating that voyage related expenses and vessel operating expenses are accounted for on the accrual basis. Please explain in further detail how you recognize voyage related and vessel operating expenses in your financial statements. As part of your response, please explain how the treatment used complies with the guidance outlined in EITF 91-9.

Note 7. Long-term Debt

5.   We note the refinancing of loans (a), (b) and (d) into loan (e) and the restructuring of loan (c) into loan (f). It appears as though the refinancing was not accounted for as a debt extinguishment. Based on the disclosures provided in Note 7, which indicate that the Company had $318.2 million outstanding under the new credit facilities versus the $114.9 million borrowed under its previous facilities, we are unclear as to why the refinancing was not accounted for as a debt extinguishment since it appears that cash flows under the terms of the old and new credit facilities differed by more than 10%. Please advise, fully describing the accounting treatment applied. Refer to the guidance outlined in EITF 96-19.

Note 12. Bunkers

6.   Please explain in further detail how the purchase and sale of bunkers on board with respect to vessels operating under time charter agreements is generating "gains" which are reflected in the Company's results of operations. As part of your response, please tell us the total amount of bunker purchases and sales that resulted in the net gains during the various periods reflected in the Company's financial statements. We may have further comment upon review of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Christopher Thomas, CFO
DryShips, Inc.
September 20, 2006
Page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief